Deutsche Bank
Deutsche Bank
4Q/FY2013 results
20 January 2014
All figures reported herein are preliminary and unaudited.
Deutsche Bank's 2013 Financial Report and Annual
Report on Form 20-F, including the audited financial
statements, are scheduled to be filed and published on
20 March 2014.
Exhibit 99.2

Anshu Jain and Stefan Krause 20 January 2014 Deutsche Bank financial transparency. 1 Agenda 1 Performance highlights 2 Financial details 3 Outlook

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
4Q2013: Strong Core Bank performance, but significant
items impacted Group results
In EUR bn
2
4Q2013
Adjusted
Core Bank adjusted IBIT
1.3
Legacy issues: litigation, impairments (1)
(0.4)
Investing in our platform (2)
(0.5)
CVA / DVA / FVA (3)
(0.5)
Reported
Core Bank reported IBIT
(0.0)
NCOU (4)
(1.1)
Group reported IBIT
(1.2)
(1) Core Bank-related litigation; impairment of goodwill & intangibles       (2) CtA related to Operational Excellence program / restructuring and other severances      (3) Credit / Debt / Funding
Valuation Adjustments        (4) NCOU reported IBIT, incl. EUR 0.2 bn NCOU-related litigation        Note: Numbers may not add up due to rounding

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
FY2013: Results at a glance
In EUR bn, unless otherwise stated
3
(1) Core Bank includes CB&S, GTB, DeAWM, PBC and C&A    (2) Adjusted for litigation, CtA, impairment of goodwill and intangibles, policyholder benefits and claims, other severances and other
relevant items    (3) Calculated based on average active equity (4) Adjusted for netting of derivatives and certain other components    (5) Total assets (adjusted) plus CRD4 gross-up
(6) Comprises pro-forma fully loaded CET 1, plus all current eligible AT1 outstanding (under phase-in). Assumes that new eligible AT1 will be issued as this phases out Note: Numbers may not add up due to rounding
Group Core Bank (1)
FY2013 FY2012 FY2013 FY2012
Performance
highlights
Net revenues 31.9 33.7 31.0 32.7
Total noninterest expenses 27.8 31.2 24.5 27.9
Adjusted cost base (2) 23.2 24.7 21.3 22.8
Income before income taxes 2.1 0.8 5.3 3.7
Post-tax return on average active equity (3) 1.9% 0.5% 7.3% 5.0%
Balance sheet
Total assets (adjusted) (4) 1,080 1,209 1,027 1,114
CRD4 risk-weighted assets (fully loaded) 355 401 298 299
CRD4 exposure (5) 1,451 1,683 1,381 1,571
Regulatory
capital ratios
CRD4 CET 1 ratio (fully loaded) 9.7% 7.8%
CRD4 leverage ratio (adjusted, fully loaded) (6) 3.1% 2.6%

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
As expected, 2013 was our second year of addressing
legacy issues and investing in the future
FY2013, in EUR bn
4
(1) NCOU reported IBIT, incl. EUR 1.3 bn NCOU-related litigation       (2) Core Bank-related litigation; impairment of goodwill & intangibles       (3) CtA related to Operational Excellence program /
restructuring and other severances (4) Credit / Debt / Funding Valuation Adjustments Note: Numbers may not add up due to rounding
Core Bank
reported IBIT
CVA / DVA /
FVA
(4)
Investing in
our platform
(3)
Core Bank
adjusted IBIT
Group
reported IBIT
Legacy issues:
litigation,
impairments
(2)
NCOU
(1)
Group reported IBIT to
Core Bank adjusted IBIT:
0.5
5.3
8.4
2.1
3.2
1.2
1.4
EUR 6.3 bn

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency. 5
Growth & Expansion Crisis Recalibration
Strategy
2015+
8.4
7.6
8.3 8.3
5.2
(5.6)
7.8
8.4
6.5
4.8
2012 2013 2009 2008 2007 2006 2005 2004 2010 2011
These challenges should not obscure core operating
performance, which was close to our best year ever...
Adjusted IBIT
(1)
, Core Bank
(2)
, in EUR bn
(1) Adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA  (2) Adjusted Group IBIT excluding NCOU
in 2012 / 2013 and excluding Corporate Investments in years prior to 2012    Note: Adjusted IBIT shown based on US GAAP IBIT for 2004 to 2006 and IFRS IBIT for 2007 to 2013

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
(29)%
1,080
1,521
6
…achieved with a leaner platform
(27)%
73
100
(8)%
23.2
25.1
(1) Based on US GAAP total assets    (2) FY2012 reported noninterest expenses of EUR 31.2 bn (delta of EUR 6.1 bn to 1H2012 annualized adjusted cost base); FY2013 reported noninterest
expenses of EUR 27.8 bn (delta of EUR 4.6 bn to FY2013 adjusted cost base)      (3) 1H2012 annualized
Total assets (adjusted) RWA Adjusted cost base
(2)
Pro-forma Basel 2, indexed
Dec 2010 = 100, in %
In EUR bn In EUR bn
Current
(Dec 2013)
Peak
(Dec 2006)
(1)
Peak
(1H2012)
(3)
Current
(FY 2013)
Peak
(Dec 2010)
Current
(Dec 2013)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
30%
70%
1,206
66%
34%
982
Other
(3)
7
Today we are a much safer bank…
1.9
5.0
Total funding,
in EUR bn
Trading portfolio stress
scenario loss
(1)
Funding composition Loss absorption capacity
Split of funding liabilities CET1 capital
(2)
as a multiple of
stress loss
In EUR bn
28x
6x
Crisis
(Dec 2008)
Crisis
(Dec 2008)
Current
(Dec 2013)
Current
(Dec 2013)
Current
(Dec 2013)
Pre-Crisis
(Dec 2007)
Most
stable
funding
source
(4)
(1) Stress loss capturing traded market risk losses; stress scenarios derived using market observed liquidity horizons and the assumption of management action for liquid risks    (2) CRD4 (phase-in)
(3) Including Secured Funding & Shorts, Discretionary Wholesale, Financing Vehicles & Other Customers    (4) Including capital markets and equity, retail, and transaction banking

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
8
…and a much better balanced bank
Core Bank adjusted IBIT
(1)
, in EUR bn
16%
13%
14%
FY2007
57%
51%
23%
14%
13%
8.4
FY2013
2.1x
4.4x
2.1x
1.5x
7.8
CB&S
FY2004
PBC
GTB
DeAWM
20%
6%
11%
63%
4.8
Total growth,
FY04 to FY13
(1) Adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; Core Bank IBIT excludes NCOU in 2013 and
Corporate Investments in 2004 and 2007; divisional adjusted IBIT contribution percentages exclude C&A           Note: Numbers may not add up due to rounding; Core Bank adjusted IBIT 2004 based on US GAAP

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
CB&S:
Adjusted IBIT
(1)
, in EUR bn
Strong returns
9
Adjusted cost base
(3)
,
in EUR bn
Good cost control Challenged business mix
S&T net revenues
(4)
, in %
CRD4 leverage exposure down
17% vs. 1Q2013
15% and 14% RoE in line with
Strategy 2015+ targets
Costs reflect ongoing
recalibration of platform
Good progress on OpEx
deliverables
Improved profitability in Equities
and Corporate Finance
Some peers benefiting more
from stronger US growth and
equities rebound
10.1
8.9
FY2013 FY2012
Debt
Equ-
ities
Peers
62
38
73
27
EMEA
US
APAC
Peers
36
47
18
39
38
23
Post-tax
RoE
(2)
15% 14%
4.9
4.7
FY2013 FY2012
Products
Regions
(1) IBIT adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; FY 2012 / 2013 reported IBIT of EUR 2.9bn / EUR
3.1 bn respectively    (2) Based on adjusted IBIT, average active equity and tax rate of 35.4% (FY2012) and 36.9% (FY2013)      (3) FY 2012 / 2013 reported noninterest expenses of EUR 12.5bn /
EUR 10.4 bn respectively    (4) DB based on FY2013 revenues; Peers based on unweighted average of regional revenue splits (1H2013) and product revenue splits (9M2013). Regional S&T
revenue split for peers as per DB’s taxonomy    Source: Company data, Coalition     Note: Numbers may not add up due to rounding
Strength despite significant reconfiguration

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
PBC:
Building an integrated platform
Adjusted IBIT
(1)
, in EUR bn
Sound profitability
10
Low rate environment and
muted client activity
Indexed, in %
IBIT growth despite challenging
environment and deleveraging
Improved credit quality in
German core market
Lower-for-longer interest rates
environment impacting deposit
margins
Ongoing client risk aversion
in Germany
(1) IBIT adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; FY 2012 / 2013 reported IBIT of EUR 1.5bn / EUR
1.6 bn respectively        (2) Indexed    (3) Excludes Postbank (4) PCB and Postbank
FY2013
2.1
FY2012
2.0
Key examples
Progress on major
projects
Postbank integration
progressing well
Roll-out of unified retail platform
Enhanced coverage for
“Mittelstand” clients
FY
2013
99.5
FY
2012
100.0
FY
2013
97
FY
2012
100
Deposit margin
(3)
Investment and
Insurance Products
Revenues, Germany,
indexed
(4)
, in %
Commercial
Bank for
“Mittelstand”
Magellan
platform
Postbank
integration

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
GTB:
Performing despite headwinds
Adjusted IBIT
(1)
, in EUR bn
17% profit growth
11
Revenue split by region, FY2013
Regional gearing
Challenging rate
environment
Interest rates, in %
Uptick in underlying business
due to strong volumes
Moreover, sustained focus on
strict cost discipline
Further realignment of portfolio
towards higher growth regions
EMEA performance impacted
by ongoing reengineering of NL
portfolio
NII impacted by interest levels
at a historic low
Continued margin deterioration
seen throughout 2013
1.1
FY2013
1.3
FY2012
Dec 2012 Dec 2011 Dec 2013
ECB main refinancing rate
FED funds target rate
US
64%
15%
APAC
21%
EMEA
0.0
0.2
0.4
0.6
0.8
1.0
(1) IBIT adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; FY 2012 / 2013 reported IBIT of EUR 0.7bn / EUR
1.1 bn respectively     Note: Numbers may not add up due to rounding

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
DeAWM:
Business integration bearing fruit
Adjusted IBIT
(1)
, in EUR bn
Record profitability
12
(1) IBIT adjusted for litigation, Cost-to-Achieve / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA FY 2012 / 2013 reported IBIT of EUR 0.2bn / EUR
0.8 bn respectively      (2) Comparability limited due to change in composition of the business      (3) FY 2012 / 2013 reported noninterest expenses of EUR 4.3bn / EUR 3.9 bn respectively
Adjusted cost base
(2)
,
in EUR bn
Successful integration
Further
repositioning needed
Net new money, in EUR bn
1.2
0.6
FY2012 FY2013
Excluding CtA, record year
(2)
Strong growth in Europe and
Asia
Significant front and back office
efficiencies
Streamlined approach to clients
Move into higher margin
businesses underway, but gap
to peers remains
Positive net revenue impact
despite net outflows in 2013
3.1
3.3
FY2013 FY2012
(12)
(19)
FY2013 FY2012
Gross
margin,
in bps
44 45

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
13
On track to deliver our capital and leverage targets
(1) CRD4, fully loaded     (2) Excluding FX       Note: Numbers may not add up due to rounding
CET1 ratio
(1)
Target
>10.0
4Q
3Q 2Q 1Q 4Q
Fully loaded, period end, in %
2012 2013 2015
(~340)
Dec 13 Jun 12
Leverage
2.6% 3.1%
CRD4 leverage ratio,
adjusted fully loaded
CRD4 exposure, in EUR bn
Jun 2013 to Dec
2015 target reduction
of EUR ~(250)bn
(2)
Dec 2015
target
9.7 9.7
10.0
8.8
7.8
1,451
1,788

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Tangible benefits of Operational Excellence
In EUR bn
14
2012 2013
6.4
4Q 1Q
6.1
1Q
5.7
5.6
6.0
6.0
2Q 3Q 2Q 3Q
5.9
6.1
4Q
Adjusted cost base
(1) OpEx program achievements to date
(2)
2.3
1.8
Target Achieved
1.6
2.1
Target Achieved
Cumulative savings
Cumulative CtA
(1) See page 21 for reconciliation to reported quarterly noninterest expenses    (2) June 2012 to December 2013

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
15
Embed values & beliefs
in core systems &
processes
Turn values & beliefs
into business
performance
2013 achievements 2014/2015 roadmap
Monitor and measure
behavioral change and
mindset shift
Listen
Intensive internal discussion and reflection –
Feedback from 52,000 staff collected
Lead
Formulated new values & beliefs –
Co-CEO interaction with Top 250 leaders
Engage
Cascaded values & beliefs – GEC interacted
with 11,000 staff, 50 townhalls / events
94% staff awareness of new values & beliefs
Measure &
Reinforce
Incorporated consequence management into
pay and promotion decisions
Variable compensation
(1)
in % of net
revenues remains low
(1) Variable remuneration awarded including deferrals
Culture:
In 2013, we laid the foundation for sustainable
cultural change

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
16
Agenda
2.1 Group results
1 Performance highlights
2 Financial details
3 Outlook
2.2 Segment results
2.3 Key current topics

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
17
Key Group financial highlights
4Q2013 FY2013
Income before income taxes (in EUR bn) (1.2) 2.1
Net income (in EUR bn) (1.0) 1.1
Diluted EPS (in EUR) (1.06) 0.91
Post-tax return on average active equity (6.9)% 1.9%
Cost / income ratio (reported) 107.1% 87.2%
Cost / income ratio (adjusted) 86.6% 72.8%
31 Dec 2013 31 Dec 2012
Total assets IFRS (in EUR bn) 1,649 2,022
Total assets (adjusted) (in EUR bn) 1,080 1,209
Common Equity Tier 1 ratio (fully loaded) 9.7% 7.8%
Risk-weighted assets (fully loaded, in EUR bn) 355 401
Leverage ratio (adjusted fully loaded) 3.1% 2.6%
Leverage exposure (in EUR bn) 1,451 1,683
Profitability
Regulatory
ratios
(CRD4,
pro-forma)
Balance
Sheet
(2)
(1)
(3)
(1)
Adjusted cost base (as calculated on page 21) divided by reported revenues
(2)
Adjusted for netting of derivatives and certain other components
(3)
Comprises pro-forma fully loaded CET1, plus all current eligible AT1 outstanding (under phase-in). Assumes that new eligible AT1 will be issued as this phases out

4Q2013				
In EUR m	IBIT reported	CtA	Litigation	CVA/DVA/ FVA	Other[1]	IBIT adjusted
CB&S	95	(121)	(237)	(176)	2	627
GTB	95	(61)	(11)		(60)	227
DeAWM	199	(73)	(56)		(14)	342
PBC	219	(252)	0		(2)	473
C&A	(635)	8	(3)	(276)	(4)	(361)
Core Bank	**(26)**	**(498)**	**(306)**	**(452)**	**(78)**	**1,308**
NCOU	(1,127)	(10)	(222)	(171)	(3)	
Group	**(1,153)**	**(509)**	**(528)**	**(623)**	**(81)**	**587**

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
4Q2013 overview
(2)
(3)
Note: Figures may not add up due to rounding differences
(1) Includes other severance and impairment of goodwill & intangibles
(2) Includes impairment of goodwill and other intangible assets of EUR (57) m
(3) Includes EUR (197) m for the anticipated sale of BHF
18

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
19
2012 2013 2012 2013
CB&S 50% 42% 44% 42% 47% 44% 37%
GTB 11% 13% 12% 14% 11% 12% 13%
DeAWM 12% 12% 14% 14% 13% 12% 16%
PBC 25% 29% 27% 30% 25% 29% 29%
NCOU 3% 5% 4% 0% 4% 2% 5%
Contribution to Group revenues ex Consolidation & Adjustments by business segment
(1)
:
36%
14%
17%
35%
(1)%
45%
12%
13%
27%
3%
41%
12%
14%
29%
3%
Net revenues
In EUR bn
(1) Figures may not add up due to rounding differences
9.2
8.0
8.6
7.9
9.4
8.2
7.7
6.6
33.7
31.9
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
0.53%
20
Provision for credit losses
In EUR m
Non-Core Operations Unit
Core Bank
Cost of Risk Deutsche Bank Group
(1)
Cost of Risk Core Bank
(1)
CB&S
GTB
PBC
21
44
160
(1)
58
216
18
39
189
43
67
216
51
92
111
26
79
194
43
58
171
Cost of Risk
(1)
0.35%
185
315
719
65
86
243
81
208
781
1,242
FY FY
2,029
1,721
1,087
2013 2012 2013
473
1Q
354
4Q
689
3Q
512
2Q
2012
418
1Q
314
4Q
434
3Q
555
2Q
Note: Divisional figures do not add up due to omission of DeAWM; figures may not add up due to rounding differences
(1) Provision for credit losses annualized in % of total loan book
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
223
281
255
328
91
138
300
105
267
299
274
401
87
174
238
288
634
788

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
2012 2013 2013 2012
3.6
3.4 3.3
3.2
3.5
3.2
2.9
2.7
13.5
12.4
3.3
3.3
3.7
7.4
3.1
3.7
4.3
4.4
11.7
9.5
7.0
6.6
7.0
10.6
6.6
6.9
7.2
7.0
31.2
27.8
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY
21
Noninterest expenses
In EUR bn
Non-Compensation
and benefits
Compensation and
benefits
Adj. cost base
6,411 6,117 6,045 6,090 6,034 5,910 5,600 5,699 24,664 23,243
(in EUR m)
excludes:
Cost-to-Achieve 69 96 384 355 224 356 242 509 905 1,331
Litigation 240 272 308 1,787 132 630 1,163 528 2,607 2,453
Policyholder benefits and
claims
150 (3) 162 107 192 (7) 171 104 414 460
Other severance 101 98 43 5 11 42 14 2 247 69
Remaining 22 56 25 2,262 31 18 24 202 2,364 275
CIR (adjusted)
(3)
70% 76% 70% 77% 64% 72% 72% 87% 73% 73%
Compensation ratio 40% 42% 38% 40% 38% 39% 38% 40% 40% 39%
(1)
(2)
Note: Figures may not add up due to rounding differences
(1) Includes other divisional specific cost one-offs (including EUR 280 m charges related to commercial banking activities in the Netherlands, EUR 90 m IT write-down in
DeAWM and impairment of goodwill and other intangible assets of EUR 1,876 m)
(2) Includes impairment of goodwill and intangibles of EUR 79 m and a significant impact from correction of historical internal cost allocation
(3) Adjusted cost base divided by reported revenues

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Progress on Operational Excellence program
22
Program to date progress
Cumulative
savings
4.5
0.4
Cumulative
CtA
4.0
0.5
1.3
FY2013
2H2012
Invested/achieved
1.8
FY2013
FY2013
2013
target
2014
target
2H2012
2H2012
2.1
1.7
2014 target
2013 target
Targeted CtA and savings
In EUR bn
Cumulative savings CtA per year
2015
4.5
0.2
2014
2.9
1.5
2013
1.6
1.7
2012
0.4
0.6
In EUR bn

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Profitability
23
Income before income taxes Net income
In EUR bn In EUR bn
Post-tax return on equity
(1)
Effective tax rate
11% 5% 5% (18)% 12% 2% 0% (7)% 25% 31% 33% 21% 31% 58% (183)% 16%
FY2013: 2% FY2013: 48% FY2012: 61% FY2012: 1%
2012 2013 2012 2013
1.9
1.0
1.1
(3.2)
2.4
0.8
0.0
(1.2)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1.4
0.7
0.8
(2.5)
1.7
0.3
0.1
(1.0)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
0.3
(1) Annualized, based on average active equity
(2) IBIT adjusted for impairment of goodwill and other intangible assets and significant litigation related charges
(2)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
24
Agenda
2.1 Group results
1 Performance highlights
2 Financial details
3 Outlook
2.2 Segment results
2.3 Key current topics

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Income before income taxes Key features
In EUR m In EUR m
4Q13 4Q12 3Q13 FY13 FY12
Revenues
2,461
3,377 2,935
13,623
15,448
Prov. for credit
losses
(65)
(43) (43)
(185)
(81)
Noninterest exp.
(2,306)
(3,936) (2,537)
(10,351)
(12,459)
IBIT
95
(605) 345
3,071
2,891
CIR
94%
117% 86%
76%
81%
Post-tax RoE
(0.6)%
(8.4)% 5.9%
9.2%
9.0%
CtA
0 0 (225) (86) (115) (25) (73) (121)
2012 2013
(2)
568
1,174
(1)
(3)
Impairment of goodwill and other intangible assets
1,894
512
1,089
(605)
1,846
784
345
95
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Corporate Banking & Securities
25
— CB&S revenues down 12% qoq (excluding the impact of
CVA, DVA and FVA). FY2013 revenues (ex-CVA/DVA/FVA)
down 8% yoy despite a challenging environment in Debt S&T
and the reconfiguration of the CB&S platform
— Costs materially lower qoq and yoy. FY2013 adjusted costs
down 13% due to strong progress on the OpEx program
— On an adjusted basis FY2013 CIR declined to 64% and post-
tax RoE was 14%
— Solid progress on deleveraging, CRD4 leverage exposure
down 17% versus 1Q13
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1) 4Q2013 revenues include CVA losses of EUR 149 m (negative EUR 166 m in
4Q2012 and negative EUR 99 m in 3Q2013) driven by CRD4 pro-forma RWA mitigation efforts. 4Q2013 revenues also include EUR 110 m of DVA losses on uncollateralized derivative liabilities (EUR 516 m in 4Q2012 and EUR 24 m in
3Q2013) and EUR 83 m FVA gain on certain derivatives exposures
(2) Based on average active equity
(3) IBIT adjusted for impairment of goodwill and other intangibles

3,168
2,135
2,462
1,422
1Q 2Q 3Q 4Q
2,729
1,906
1,285
978
1Q 2Q 3Q 4Q
683
507
597
500
1Q 2Q 3Q 4Q
766
787
643
541
1Q 2Q 3Q 4Q

Sales & Trading revenues
Revenues Key features
Debt S&T, in EUR m
Equity S&T, in EUR m
2012 2013
Debt Sales & Trading
— FY2013 Debt S&T revenues 25% lower reflecting a challenging market environment
— #1 in Overall Global Fixed Income by Greenwich Associates for
the 4   year in a row
— FX revenues significantly higher qoq reflecting a difficult 3 rd
quarter
— Core Rates revenues significantly lower qoq driven by lower client activity due to ongoing market uncertainty
— Credit Solutions revenues significantly lower qoq reflecting seasonal slowdown in activity
— Commodities revenues significantly lower qoq due to
unfavourable trading conditions
Equity Sales & Trading
— FY2013 revenues up 20% driven by strong performance across all products
— Cash Equity revenues higher qoq supported by good
performance in North America
— Equity Derivatives revenues significantly weaker qoq following a strong 3Q2013 notably in Europe
— Prime Brokerage revenues in-line qoq reflecting stable client balances
Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
26
th

121
517
136
372
159
517
173
528
69
607
116
622
155
502
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

Origination & Advisory
Overall
— FY2013 revenues up 10% reflecting improved market
conditions and solid franchise momentum
— Revenues in line qoq as significantly higher Equity
Origination revenues were offset by lower Debt Origination
and Advisory revenues
— Gained share and solidified No. 1 rank in EMEA
Advisory
— Revenues lower qoq driven by weaker deal flows
Equity Origination
— Revenues significantly higher qoq. Several significant deals closed in 4Q2013
— Ranked No. 1 in EMEA with record market share
Debt Origination
— Revenues broadly unchanged qoq
— Awarded ‘Bond House of the Year’ by IFR
— Top 3 global leading debt origination business with
increased market share vs. full year 2012
Revenues Key features
In EUR mn
638
508
677
701
676
738
656
2013 2012
Advisory
Origination
702
140
571
Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
27
Note: Rankings and market share refer to Dealogic; figures may not add up due to rounding differences

308
282
321
(171)
(2)
(73)
318
324
379
152
(57)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

Income before income taxes Key features
In EUR m
4Q13
4Q12 3Q13
FY13
FY12
Revenues
976
1,126 1,023
4,069
4,200
Prov. for credit
losses
(86)
(67) (58)
(315)
(208)
Noninterest exp.
(795)
(1,304) (586)
(2,638)
(3,326)
IBIT
95
(245) 379
1,117
665
CIR
81%
116% 57%
65%
79%
Post-tax RoE
0.4%
(15.3)% 21.1%
14.7%
10.4%
CtA
0 0 0 (41) (7) (23) (18) (61)
2012 2013
(1)
(245)
Impairment of goodwill and other intangible assets
28
Global Transaction Banking
— Adjusted FY2013 IBIT of EUR 1.3 bn benefited from strong transaction volumes and client balances
— Despite the challenging market environment revenues increased in the
Americas and APAC
— FY2013 CLPs impacted by single client credit event
— Continued execution of 2015+ strategy, namely turnaround measures in commercial banking activities in the Netherlands, OpEx related investments, as well as the support of business growth, led to higher qoq noninterest expenses
— Awarded as 'Fund Administrator of the Year'
(3)
as well as '2013
Greenwich Quality and Share Leader in Large Corporate Trade
Finance for both, Germany and Total Europe'
(4)
(2)
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1) Based on average active equity
(2) IBIT adjusted for impairment of goodwill and other intangible assets; 4Q2012 includes EUR (420) m net charges related to
turn-around measures of the commercial banking activities in the
Netherlands and a litigation-related charge
(3) Global Investor Middle East Awards, November 2013
(4) Greenwich Associates 2013 Awards, December 2013
95
In EUR m
28
Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.

207
96
113
(60)
(202)
220
80
282
199
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Income before income taxes Key features
In EUR m In EUR m
4Q13
4Q12 3Q13
FY13
FY12
Revenues
1,187
1,096 1,265
4,735
4,470
Prov. for credit
losses
(9)
(2) (1)
(23)
(18)
Noninterest exp.
(979)
(1,355) (982)
(3,932)
(4,297)
IBIT 199 (262) 282 781 154
Invested assets
931
930 934
931
930
Net new money
(8)
(2) (11)
(12)
(19)
Post-tax RoE
5.6%
(11.5)% 13.8%
8.5%
1.7%
CtA
(0) (0) (91) (15) (14) (171) (60) (73)
2012 2013
(2)
(1)
(1)
(3)
(262)
Impairment of goodwill and other intangible assets
29
Deutsche Asset & Wealth Management
— FY2013 revenues up 6% driven by Alternatives and Active businesses
— The adjusted cost base decreased EUR 244 m or 7% in 2013;
headcount decreased by 11% since June 2012
— 2013 adjusted IBIT increased to EUR 1.2 bn, as a result of the continued
execution of the OpEx program
— Net asset outflows of EUR 11.8 bn in 2013; mainly cash and low revenue margin products
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1) In EUR bn
(2) Based on average active equity
IBIT adjusted for impairment of goodwill and other int. assets
(3)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Income before income taxes Key features
In EUR m In EUR m
4Q13
4Q12 3Q13
FY13
FY12
Revenues
2,393
2,403 2,324
9,550
9,540
Prov. for credit
losses
(243)
(216) (171)
(719)
(781)
Noninterest exp.
(1,931)
(1,899) (1,805)
(7,274)
(7,224)
IBIT
219
287 347
1,556
1,519
CIR
81%
79% 78%
76%
81%
Post-tax RoE
1.4%
5.4% 7.6%
7.0%
8.1%
CtA
(2)
(68) (93) (71) (209) (84) (133) (83) (252)
2012 2013
(1)
— FY2013 adjusted IBIT increased by 6% to EUR 2.1 bn
— Revenues in 2013 were stable despite a challenging operating environment; the impact of the low interest rate environment was compensated by increased revenues from lending; stronger investment product revenues in AB International compensated lower client activity levels in Germany
— Provisions for credit losses in Germany continue to improve, partially offset by increased provisions in AB International
— Progress on direct cost reductions were offset by increased investments in technology and increased indirect cost allocations
— FY2013 CtA of EUR 552 m reflects significant progress on new platform strategy and organizational setup
460
367
405
287
483
507
347
219
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Private & Business Clients
30
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1) Based on average active equity
(2) Includes CtA related to Postbank integration and other OpEx measures

28
233
42
137
49
93
149
5
51
118
59
126
53
74
155
21

40
88
51
107
22
182
41
131
32
204
63
177
25
117
86
52

0
139
0
123
0
129
18
151
1
161
11
204
5
155
11
146

Private & Business Clients: Profit by business unit
Income before income taxes, in EUR m
31
— Solid lending and investment products
revenues and lower CLPs were offset by
significantly increased indirect cost
allocations
2013
4Q 1Q 2Q
— Strong IBIT driven by HuaXia contribution,
increased revenues from investment
products and good cost control, partly
offset by higher CtA
— Improved full year IBIT driven by OpEx
related savings and reduced CLP
3Q 1Q 2Q 3Q
2012
Advisory Banking International Private & Commercial Banking
Cost-to-Achieve
(1)
Postbank
4Q
2013
4Q 1Q 2Q 3Q 1Q 2Q 3Q
2012
4Q
2013
4Q 1Q 2Q 3Q 1Q 2Q 3Q
2012
4Q
(1) Includes CtA related to Postbank integration and other OpEx measures, post-minorities
Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank
financial transparency.

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Consolidation & Adjustments
— FY2013 Valuation & Timing differences reflect decreased
EUR/USD basis risk movements and amortization back through
P&L of prior years’ losses
— First time inclusion of Funding Valuation Adjustment (FVA) on internal uncollateralized derivatives resulted in EUR (276) m loss
— FY2013 UK Bank Levy mainly impacting 4Q2013
— Fourth quarter 2013 includes a significant impact from correction of historical internal cost allocation
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1) Valuation and Timing (V&T): reflects the effects from different accounting methods used for management reporting and IFRS
32
Income before income taxes Key features
In EUR m In EUR m
4Q13 4Q12 3Q13 FY13 FY12
IBIT (635)
(695) (153)
(1,248)
(1,493)
thereof
V&T differences
(23)
(62) (58)
(249)
(715)
FVA
(276)
- -
(276)
-
Spreads for
capital instruments
(86) (76) (85) (330) (291)
Bank levies
(132)
(133) (30)
(197)
(213)
Remaining
(118)
(423) 20
(196)
(273)
2012 2013
(432)
(73)
(294)
(695)
(255)
(205)
(153)
(635)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
(1)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Income before income taxes Key features
In EUR m
In EUR m
4Q13
4Q12 3Q13
FY13
FY12
Revenues
(101)
(0) 367
886
1,054
Prov. for credit
losses
(288)
(105) (238)
(788)
(634)
Noninterest exp.
(741)
(1,529) (1,311)
(3,307)
(3,312)
IBIT
(1,127)
(1,648) (1,183)
(3,206)
(2,923)
Post-tax RoE
(30.2)%
(36.2)% (34.9)%
(20.2)%
(15.8)%
RWA eq.(CRD4)
60
106 62
60
106
Total assets (adj.)
53
95 66
53
95
2012 2013
(550)
(218)
(507)
(1,227)
(196)
(699)
(1,183)
(1,127)
(421)
(1,648)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
(1)
(2)(4)
(5)
(2)(3)
Non-Core Operations Unit
33
— Regulatory capital accretion of EUR 2.3 bn pre-tax in FY2013
(EUR 3.7 bn excluding litigation related costs)
— Total assets (adjusted) declined by 44% from EUR 95 bn to
EUR 53 bn in FY2013
— Asset disposals as part of de-risking delivered a net gain of
EUR 461 m in 2013
— Lower revenues yoy as de-risking gains and lower impairments were more than offset by the reduced revenue base following asset sales
— Increased provisions for credit losses due to specific credit events mainly related to European CRE
— Litigation related charges were EUR 1.3 bn in 2013 predominantly related to legacy US RMBS business
Impairment of goodwill and other intangible assets
Note: Figures may not add up due to rounding differences; for details about adjusted numbers refer to reconciliation in the appendix
(1)
Based on average active equity
(2)
In EUR bn
(3)
Pro-forma RWA equivalent (RWA plus equivalent of items
currently deducted 50/50 from Tier 1/Tier 2 capital whereby the
Tier 1 deduction amount is scaled at 10%
(4)
Total assets according to IFRS adjusted for netting of
derivatives and certain other components
(5)
IBIT adjusted for impairment of goodwill and other intangible assets

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
NCOU: De-risking since June 2012
— Wholesale asset disposals in former CB&S business including
IAS 39 reclassified assets (EUR 9 bn)
— Postbank’s legacy investment portfolio, including US and UK
CRE portfolios as well as GIIPS exposures (EUR 8 bn)
— Trade commutations and bond sales in Monoline portfolio
(EUR 6 bn)
— Risk reduction measures in Credit Correlation book (EUR 6 bn)
Assets (adjusted)
(1)
, in EUR bn
CRD4 RWA equivalent
(2)
, in EUR bn
De-risking milestones since June 2012 Total size of Non-Core Operations Unit
— CRD4 RWA equivalent and total assets (adjusted) both reduced by > 55% since inception
— De-risking momentum maintained through 2013, significantly ahead of initial RWA target of < EUR 80 bn
— Regulatory capital accretion of approximately
EUR 6.6 bn
(2)
achieved (~145 bps CET1 ratio benefit
(2)
)
Major 2013 accomplishments (CRD4 RWA equivalent)
Outlook
— BHF disposal is expected to happen in early 2014
— Pipeline identified for 2014 CRD4 leverage exposure reduction
Jun 2012 Dec 2013 Dec 2012
120
95
Jun 2012 Dec 2013 Dec 2012
141
106
53
60
(56%)
2H2012 2H2013 1H2013
(58%)
Capital accretion
(3)
, in bps CET1 ratio benefit
60
49
37
Note: Figures may not add up due to rounding differences
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(2) Pro-forma RWA equivalent (RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%)
(3) CRD4 fully loaded CET1 ratio on a pre-tax basis excluding litigation related expenses
34

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
35
Agenda
2.1 Group results
1 Performance highlights
2 Financial details
3 Outlook
2.2 Segment results
2.3 Key current topics

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Reductions 2H2013 Composition of reductions
1,451
30 Jun
2013
(50)
397
3Q
changes
30 Sept
2013
1,080
371
1,170
(68)
(36)
413
1,122
4Q
changes
(64)
1,519
1,583
31 Dec
2013
NCOU de-risking
(1)
Total reduction (excl. FX)
Derivatives and Securities
Financing Transactions
Off-balance sheet
commitments
Trading inventory
Cash, collateral management
(2)
and other CRD4 exposure
(3)
FX
(4)
Target
Jun 2013 -
Dec 2015
Achieved
in 3Q2013
Achieved
in 4Q2013
~40
~250
~105
~15
~30
~60
~36
~5
~21
~1
~10
~(1)
~28
~50
~8
~29
~8
~(1)
~6
~18
Achieved
Jun 2013 -
Dec 2013
~86
~13
~50
~9
~9
~5
~46
FX
Reductions
(net of FX)
Total assets
(adjusted)
CRD4 gross-up
Leverage ratio,
adj. fully loaded
x%
In EUR bn In EUR bn
CRD4 – Leverage exposure and Leverage ratio update
Pro-forma, Adjusted fully loaded
Note: Numbers may not add up due to rounding
(1) Includes exposure reductions related to NCOU across all other categories
(2) Comprised of cash and deposits with banks and cash collateral paid/margin receivables
(3) Includes selective growth within overall target reduction level as well as regulatory adjustments (e.g., capital deduction items, consolidation circle adjustments)
(4) FX impact calculated based on 30 June 2013 balances at 30 September 2013 FX rates / 30 September 2013 balances at 31 December 2013 FX rates
36
3.0% 3.1% 3.1%

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Basel 3 – Revised Leverage Rules (January 2014)
Basel 3 / CRD4 differences
37
Difference
Basel 3 rules
(January 2014 )
~200
31 Dec 2013
Basel 3 rules
(January 2014)
~1.650
31 Dec 2013
CRR/CRD4
pro-forma
1.451
Leverage Exposure Key differences and impact
Basel rules remain subject to further adjustments
(1)
until 2017
Revisions to CRD4 subject to European legislative process
In EUR bn
(1) E.g. Derivatives exposure measure to be based on Non Internal Model Method (NIMM) instead of Current Exposure Method (CEM)
Derivatives
Written CDS at notional
Cash variation margin as collateral
Securities Financing Transactions
Replacement cost excluding collateral
Restrictive netting of cash legs and
no haircuts for counterparty add-on
Off-Balance Sheet items
More favourable credit conversion factors
(by product and maturity)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
CRD4 – Common Equity Tier 1 ratio update
Pro-forma, fully loaded
RWA
In EUR bn
Common Equity Tier 1 capital
In EUR bn In EUR bn
38
In EUR bn In EUR bn In EUR bn
9.7%
9.7%
xx Common Equity Tier 1 Ratio
(3)
(1.0)
30 Sep
2013
(3)
35.3
31 Dec
2013
CDI
(0.0)
Dividend
accrual
Equity
compensation
(0.1)
Other
(0.2)
34.3
(0.2)
(2.3)
30 Sep
2013
364.9
(2.2)
31 Dec
2013
355.4
(4.0)
FX effect
(1.0)
(2)
Note: Figures may not add up due to rounding differences
(1) Net income attributable to Deutsche Bank shareholders
(2) Capital deduction items
(3) CRD4/CRR rule interpretation still subject to ongoing issuance of EBA technical standards, etc. Totals do not include capital deductions in relation to additional valuation adjustments or capital deductions that may arise in relation to insignificant holdings in certain financial sector entities or items in relation to local GAAP solo accounts
FX
effect
Credit
risk
Market
risk
Operational
risk
Net
income
(1)
xx
0.5

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
39
Litigation update
In EUR bn
— Quarter to quarter reserves
decreased by approx. 1.8 bn
primarily due to FHFA and EC
IBOR settlements
— Net new litigation expense of EUR
528 m recorded in 4Q2013
— Increase in reserves partially offset
by releases in matters which were
dismissed by the courts
— This includes obligations where
an estimate can be made and
outflow is more than remote but
less than probable
— Reserves and contingent
liabilities could change prior to
our publication of our annual
report
— Decrease driven principally by
FHFA settlement
— Provisioning level against
demands is formulaic but
outcomes in the event of litigation
could vary
— Treated as negative revenues in
NCOU
Litigation reserves Contingent liabilities
Mortgage repurchase
demands/reserves
Demands
Reserves
In USD
2.4
4.1
2.3
31 Dec 2012 30 Sep 2013 31 Dec 2013
1.5
1.3 1.3
31 Dec 2012 30 Sep 2013 31 Dec 2013
4.6
6.3
5.0
0.5
0.6
0.5
31 Dec 2012 30 Sep 2013 31 Dec 2013

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Figures reflecting EAD values Figures reflecting IFRS values
40
IFRS Impaired Loans vs. EBA Defaulted EAD
In EUR bn
IFRS
Impaired
Loans
(1)
Jun 2013
Loans not
impaired mainly
due to strong
collateral (mainly
in retail, NCOU)
Postbank loans
fair valued at
acquisition
Consolidation and
other
IFRS/regulatory
differences
Fair Value Loans
e.g. AfS, Traded
Loans, Interest
Rate Swaps
IFRS
Impaired
Loans
(1)
Dec 2012
EBA
defaulted
EAD
Jun 2013
Note: Figures may not add up due to rounding differences
(1) As reported
10.3
9.3
4.2
0.8
1.6
4.0
19.7

Anshu Jain and Stefan Krause 20 January 2014 Deutsche Bank financial transparency. 41 Agenda 1 Performance highlights 2 Financial details 3 Outlook

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Outlook 2014: A year of challenges and opportunities
42
Challenges Opportunities
Environment
Ongoing lower rates in Europe
European growth concerns
Multiple regulatory uncertainties
Potential for higher rates in some
regions
Improved growth rates
Competitive
environment
Stronger US peers
Compressed margins
Ongoing consolidation generates
market share potential
DB specific
Further CtA, litigation, impairments
or de-risking
Capital and leverage volatility
Synergies from integration
Operational Excellence
Momentum in several businesses

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
43
We confirm our aspirations to take advantage of future
opportunities
Strategy 2015+ aspirations
>10%
Fully loaded
Core Tier 1
ratio
<6%
(1)
Cost Income
Ratio
<65% 78%
Post-tax RoE
Group
>12%
(4)
8%
Cost savings of EUR 4.5 bn
Accelerated de-risking of NCOU
Post-tax RoE
operating
businesses
(2)
>15%
(4)
12%
(3)
(1) Pro-forma        (2) Includes Consolidation & Adjustment (C&A)      (3)  Based on domestic statutory tax rate of 30.8% in FY2011  (4) Based on corporate tax rate guidance of 30-35%, Basel
3 (fully loaded) and average active equity
FY2011
Aspiration 2015
Changed
competitive
landscape
Demographic
shifts
Emerging
market
dynamics
A leading European
consolidator
A scaled global
asset gatherer
A dominant local
markets player in
Emerging Markets
Future possibilities?

Deutsche Bank Appendix 44 Deutsche Bank

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
45
FY2013 overview
FY2013
In EUR m IBIT reported CtA Litigation
CVA/DVA/
FVA
Other
(1)
IBIT adjusted
CB&S 3,071 (334) (1,087) (203) (27) 4,722
GTB 1,117 (109) (11) (63)
(2)
1,300
DeAWM 781 (318) (50) (20) 1,170
PBC 1,556 (552) (1) (14) 2,124
C&A (1,248) 7 (8) (276) (20) (951)
Core Bank 5,277 (1,307) (1,157) (479) (144) 8,364
NCOU (3,206)
(3)
(24) (1,296) (171) (4)
Group 2,071 (1,331) (2,453) (650) (148) 6,653
Note: Figures may not add up due to rounding differences
(1) Includes other severance of EUR (69) m and impairment of goodwill & intangibles
(2) Includes impairment of goodwill and other intangible assets of EUR (57) m
(3) Includes EUR (197) m for the anticipated sale of BHF

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
B2.5 – Common Equity Tier 1 capital and RWA
development
RWA
In EUR bn
Common Equity Tier 1 capital
In EUR bn In EUR bn
46
In EUR bn In EUR bn In EUR bn
Basel 2.5 (CRD3) Common Equity Tier 1 Ratio
(1)
(4.3)
(0.9)
FX effect
(1.7)
30 Sep
2013
309.6
(1.0)
31 Dec
2013
301.7
31 Dec
2013
38.9
FX
Effect
(0.0)
(0.3)
CDI Other
0.0
0.1
Dividend
accrual
Actuarial
gains
and
losses
(0.2)
(0.1)
Net
Income
(1.0)
30 Sep
2013
40.3
(2)
Note: Figures may not add up due to rounding differences
(1) Net income attributable to Deutsche Bank shareholders
(2) Capital deduction items
12.9%
13.0%
xx
Equity
compen-
sation
Credit
risk
Operational
risk
Market
risk

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
RWA and CET1: Reconciliation of B2.5 to CRD4
(1)
In EUR bn, as per 31 Dec 2013
RWA
47
Common Equity Tier 1 capital
Common Equity Tier 1 Ratio
34
53 2
11
39
Total (3) Incremental
(18)
Total (3) Incremental B 2.5
(CRD3)
355
360 59
302
Incremental Total B 2.5
(CRD3)
(5)
Total Incremental
CRD4 fully loaded CRD4 phase-in CRD4 fully loaded CRD4 phase-in
T1
deductions
put against
eligible AT1 (2)
capital first
Note: Figures may not add up due to rounding differences
(1) Pro-forma figures based on latest CRD4/CRR, subject to final European / German implementation
(2) Additional Tier 1 capital
(3) Totals do not include any capital deductions that may arise in relation to insignificant holdings in financial sector entities; final CRD4/CRR rules still subject to
Corrigendum and EBA consultation
xx
12.9% 14.6% 9.7%

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
48
CRD4 – CET1 ratio and risk-weighted assets
Pro-forma
2012 2013
CET1 ratio (Basel 3 fully loaded), in %
RWA (Basel 3 fully loaded), in EUR bn
Note: Common Equity Tier 1 ratio = (Tier 1 capital - hybrid Tier 1 capital) / RWA
401 380
367
365
355
4Q 1Q 2Q 3Q 4Q
7.8
8.8
10.0
9.7 9.7

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Trading assets
49
Total assets (adjusted)
In EUR bn
Securities borrowed / reverse repos
Other
(1)
Cash and deposits with banks
Net loans
Positive market values
from derivatives
post netting
Trading securities
Reverse repos /
securities borrowed
Other des. at FV
Financial assets
at FV through P&L
Brokerage & securities rel. receivables
Loans des. at FV
Other trading assets
30 Sep 2013 31 Dec 2013
Reverse repos /
securities
borrowed
Trading assets
Reverse repos /
securities
borrowed
Note: Figures may not add up due to rounding differences
(1) Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets, derivatives qualifying for hedge accounting and other
219
187
176
216
103
107
22
18
59
46
114
94
382
377
19
19
19
19
128
130
23
15
197
201
57
53
1,122
1,080

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
50
Loan book
In EUR bn
178 181 181 182
Germany excl. Financial Institutions and Public Sector:
2012
182
CB&S
GTB
PBC
DeAWM
NCOU
n.y.a.
2013
183 180
Note: Loan amounts are gross of allowances for loan losses. Figures may not add up due to rounding differences. Prior-period figures for GTB, DeAWM and CB&S have been restated due to transfer of business.
44
47
45 43
41 40
39 39
69
71
69
70 75
77
72 72
208
209
211
209
211
211
214 213
28
30
29
30
30 31
31
32
63
58
54
50
43
34
32
25
412
415
408
402
400
393
387
382
31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
51
NCOU: Portfolio overview
In EUR bn, as of 31 Dec 2012 In EUR bn, as of 31 Dec 2013
Ex-CB&S Ex-PBC Ex-CI Ex-AWM
IAS 39 re-
classified
assets
Other trading
positions
Other
loans
Monolines
Credit Trading –
Correlation Book
Ex-CI
Ex-AWM
Ex-PBC: Postbank
non-core
Other
Ex-PBC: Other
4.9
6.5
3.5
13.4
8.5
3.3
5.6
5.9
EUR 53 bn
IAS 39 re-
classified
assets
Other trading
positions
Other
loans
Monolines
Credit Trading –
Correlation Book
CI
AWM
PBC: Postbank
non-core
Other
PBC: Other
8.0
22.1
4.2
15.4
17.0
7.3
12.3
5.4
EUR 95 bn
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
Total assets (adjusted)
(1)
Total assets (adjusted)
(1)
1.8
1.5
1.2
0.3

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
52
IAS 39 reclassification
Carrying Value
Fair Value
33.6
29.8
26.7
23.7
22.9
20.2
15.3
14.3
— The gap between carrying
value and fair value has
decreased by EUR 0.2 bn in
4Q2013
— Decrease of fair value by EUR
2.0 bn largely driven by sale of
assets and redemptions
— Decrease of carrying value by
EUR 2.2 bn largely driven by
sale of assets and redemptions
— Assets sold during 4Q2013
had a book value of
EUR 1.4 bn; net gain on
disposal was EUR 23 m
17.0
15.4
CV vs FV Gap (3.7) (3.0) (2.7) (1.0) (1.6)
Dec
2009
Dec
2010
Dec
2011
Mar
2013
Dec
2012
11.7
10.9
(0.8)
Jun
2013
Sep
2013
10.8
10.2
(0.6)
8.2
8.6
(0.4)
Dec
2013
Note: At the reclassification dates, assets had a carrying value of EUR 37.9 bn; incremental RWAs were EUR 4.4 bn; there have been no reclassification since 1Q2009;
above figures may not add up due to rounding differences.
Carrying Value vs Fair Value 4Q2013 developments
In EUR bn

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
53
Value-at-Risk
DB Group, 99%, 1 day, in EUR m
Average VaR
Stressed VaR
(1)
4Q2012 4Q2013
60 59
131 136
53
97
1Q2013
55
129
2Q2013 3Q2013
48
95
(1) Stressed Value-at-Risk is calculated on the same portfolio as VaR but uses a historical market data from a period of significant financial stress (i.e. characterized by high volatilities and extreme price movements)
EUR 1.5 bn EUR 1.9 bn Sales and trading revenues
180
160
140
100
80
60
40
20
120

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
— 2013 recap: Funding plan of up to
EUR 18 bn for 2013 fully completed
— Raised EUR 18.6 bn in capital
markets at an average spread of
L+36 and average tenor of 4.4
years
— EUR 5.6 bn (~30%) by
benchmark issuance (unsecured
and subordinated)
— EUR 13 bn (~70%) raised via
retail networks and other private
placements
— Funding plan of EUR 20 bn in 2014
— Maturities of EUR 20 bn in 2014
54
Funding activities update
Observations Funding cost development
€6bn
1Q2013
31 Dec 31 Mar
€6bn
1Q2012
In bps
€5bn
2Q2012
30 Jun
2012
€5bn
3Q2012
€2bn
4Q2012
€6.5bn
2Q2013
2013
31 Dec 30 Sep 31 Mar 30 Jun 30 Sep
€2.7bn
3Q2013
3.4bn
4Q2013
31 Dec
Source: Bloomberg, Deutsche Bank
(1) Average of BNP, Barclays, UBS, Credit Suisse, SocGen, HSBC
(2) Average of JPM, Citi, BofA, Goldman
(3) 4 week moving average
0
40
80
120
160
200
240
280
European Peer CDS
(1)
US Peer CDS
(2)
DB 5yr Senior CDS
DB issuance spread
(3)
DB issuance volume

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
— Total funding liabilities marginally lower at
EUR 982 bn
— Most stable funding sources unchanged
qoq and up 3pp yoy
— Funding plan 2013 of EUR 18 bn fully
completed
— Funding plan of EUR 20 bn in 2014
55
Funding Profile
Highlights 4Q2013 Funding well diversified
Total: EUR 982 bn
As of 31 December 2013
66% from most stable
funding sources
Capital Markets
and Equity
19%
Retail
29%
Transaction
Banking
18%
Other
Customers
10%
Discretionary
Wholesale
7%
Secured Funding
and Shorts
15%
Financing Vehicles
2%

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
56
Group headcount
Full-time equivalents, at period end
31 Dec 2012 31 Mar 2013 30 Jun 2013 30 Sep 2013 31 Dec 2013
31 Dec 2013
vs.
30 Sep 2013
CB&S 8,645 8,394 8,207 8,572 8,435 (136)
GTB 4,314 4,266 4,197 4,185 4,067 (118)
DeAWM 6,474 6,334 6,261 6,265 6,159 (106)
PBC 37,980 38,464 38,554 38,559 37,927 (632)
NCOU 1,457 1,440 1,419 1,428 1,449 21
Infrastructure /
Regional Management
39,349 38,895 38,519 39,654 40,238 584
Total 98,219 97,794 97,158 98,662 98,275 (387)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Reconciliation of reported IFRS to adjusted non-GAAP –
FY 2013
57
In EUR m (if not stated otherwise)
CB&S GTB DeAWM PBC C&A
Core
Bank
NCOU Group
Revenues (reported) 13,623 4,069 4,735 9,550 (931) 31,046 886 31,931
CVA / DVA / FVA ¹
203 0 0 0 276 479 171 650
Revenues (adjusted)
13,826 4,069 4,735 9,550 (655)
31,525
1,057
32,581
Noninterest expenses (reported) 10,351 2,638 3,932 7,274 331 24,525 3,307 27,832
Cost-to-Achieve ²
(334) (109) (318) (552) 7 (1,307) (24) (1,331)
Litigation
(1,087) (11) (50) (1) (8) (1,157) (1,296) (2,453)
Policyholder benefits and claims
(460) (460) (460)
Other severance
(27) (6) (5) (8) (20) (65) (3) (69)
Remaining ³
0 (57) (38) (74) (94) (263) (12) (275)
Adjusted cost base 8,902 2,455 3,059 6,640 216 21,271 1,971 23,243
IBIT reported
3,071 1,117 781 1,556 (1,248)
5,277
(3,206)
2,071
CVA / DVA / FVA 203 0 0 0 276 479 171
650
Cost-to-Achieve
334 109 318 552 (7) 1,307 24 1,331
Other severance
27 6 5 8 20 65 3 69
Litigation
1,087 11 50 1 8 1,157 1,296 2,453
Impairment of goodwill and other intangible assets
0 57 14 7 0 79 0 79
IBIT adjusted 4,722 1,300 1,170 2,124 (951) 8,364 (1,711) 6,653
Total assets (reported; at period end, in EUR bn) 1,596 1,649
Adjustment for additional derivatives netting
(457) (460)
Adjustment for additional pending settlements netting and netting of pledged derivatives cash collateral
(91) (91)
Adjustment for additional reverse repos netting/other
(21) (18)
Total assets (adjusted; at period end, in EUR bn) 1,027 1,080
Average shareholders' equity 56,203
Average dividend accruals
(646)
Average active equity 21,007 4,780 5,827 13,947 0 45,562 9,995 55,557
1 Credit Valuation Adjustments/Debit Valuation Adjustments/Funding Valuation Adjustments
2 Includes CtA related to Postbank and OpEx
3 Includes impairment of goodwill and other intangible assets and other divisional specific cost one-offs
4 Includes netting of cash collateral received in relation to derivative margining
5 Includes netting of cash collateral pledged in relation to derivative margining
4
5

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Reconciliation of reported IFRS to adjusted non-GAAP –
FY 2012
58
In EUR m (if not stated otherwise)
CB&S GTB DeAWM PBC C&A
Core
Bank
NCOU Group
Revenues (reported) 15,448 4,200 4,470 9,540 (975) 32,682 1,054 33,736
CVA / DVA / FVA
1
(350) 0 0 0 0 (350) 0 (350)
Revenues (adjusted) 15,098 4,200 4,470 9,540 (975) 32,332 1,054 33,386
Noninterest expenses (reported) 12,459 3,326 4,297 7,224 582 27,889 3,312 31,201
Cost-to-Achieve
2
(311) (41) (105) (440) (1) (899) (5) (905)
Litigation
(794) (303) (64) (1) (457) (1,619) (988) (2,607)
Policyholder benefits and claims
(414) (414) (414)
Other severance
(103) (24) (42) (19) (55) (244) (3) (247)
3
(1,174) (353) (368) (47) 0 (1,943) (421) (2,364)
Adjusted cost base
10,077 2,605 3,303 6,716 69
22,770
1,894 24,664
IBIT reported 2,891 665 154 1,519 (1,493) 3,737 (2,923) 814
CVA / DVA / FVA (350) 0 0 0 0 (350) 0
(350)
Cost-to-Achieve
311 41 105 440 1 899 5 905
Other severance
103 24 42 19 55 244 3 247
Litigation
794 303 64 1 457 1,619 988 2,607
Impairment of goodwill and other intangible assets
1,174 73 202 15 (0) 1,465 421 1,886
IBIT adjusted 4,923 1,107 568 1,995 (980) 7,614 (1,506) 6,109
Total assets (reported; at period end, in EUR bn) 1,925 2,022
Adjustment for additional derivatives netting
4
(700) (705)
Adjustment for additional pending settlements netting and netting of pledged derivatives cash collateral
5
(82) (82)
Adjustment for additional reverse repos netting/other
(29) (26)
Total assets (adjusted; at period end, in EUR bn) 1,114 1,209
Average shareholders' equity 55,597
Average dividend accruals
(670)
Average active equity 20,790 4,133 5,907 12,177 (0) 43,007 11,920 54,927
1 Credit Valuation Adjustments/Debit Valuation Adjustments/Funding Valuation Adjustments
2 Includes CtA related to Postbank and OpEx
3 Includes impairment of goodwill and other intangible assets and other divisional specific cost one-offs
4 Includes netting of cash collateral received in relation to derivative margining
5 Includes netting of cash collateral pledged in relation to derivative margining
Remaining

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Reconciliation of reported IBIT to adjusted IBIT –
FY 2004 through 2011
59
Reconciliation of Core Bank IBIT
1
2011 2010 2009 2008 2007 2006 2005 2004
In EUR m
Core Bank IBIT reported 7,478 7,524 4,746 -6,935 7,449 7,979 5,063 3,844
Cost-to-Achieve/Severance/Restructuring ²
514 527 629 555 212 344 815 678
Material Litigation
302 183 138 191 75 121 659 275
Impairment of goodwill and other intangible assets
0 29 -285 585 74
Core Bank IBIT adjusted 8,294 8,263 5,228 -5,605 7,810 8,444 6,537 4,796
1 Core Bank is Group excluding NCOU for 2011 and Group excluding ex-CI for 2004-2010. For 2007-2011 numbers are based on IFRS, prior periods are based on U.S. GAAP.
2 Includes Cost-to-Achieve and Other severance for 2011 and Restructuring activities and Severance for 2004-2011
Full Year 2007 IBIT reconciliation
3
CB&S GTB AWM PBC C&A
Core
Bank
ex-CI Group
In EUR m
IBIT reported 4,202 945 913 1,146 243 7,449 1,299 8,749
Severance/Restructuring
96 6 20 26 63 212 0 212
Material Litigation
14 0 60 0 0 75 91 166
Impairment of goodwill and other intangible assets
0 0 74 0 0
74
54
128
IBIT adjusted 4,312 952 1,068 1,172 306 7,810 1,445 9,254
3 Based on International Financial Reporting Standards (IFRS)
Full Year 2004 IBIT reconciliation
4
CB&S GTB AWM PBC C&A
Core
Bank
ex-CI Group
In EUR m
IBIT reported 2,507 254 414 971 -302 3,844 186 4,029
Severance/Restructuring
425 44 138 60 11 678 4 682
Material Litigation
275 0 0 0 0 275 101 376
Impairment of goodwill and other intangible assets
0 0 0 0 0
0
0
0
IBIT adjusted 3,207 297 552 1,031 -291 4,796 291 5,087
4 Based on U.S. General Accepted Accounting Principles (U.S. GAAP)

Anshu Jain and Stefan Krause
20 January 2014
Deutsche Bank financial transparency.
Cautionary statements
60
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-
looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 15 April 2013 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from
This presentation contains non-GAAP financial measures. Reconciliations of these measures to the most directly comparable figures reported under IFRS (or Basel 2.5 for regulatory capital measures) are provided in this presentation, in particular on pages 18, 38, 45, 47 and 57 to 59.
www.db.com/ir.